As filed with the Securities and Exchange Commission on November 24, 2010.

Registration Nos. 333-91098 and 811-21127

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
☐
Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 12
☒
and
REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940
☐

Amendment No. 27
☒

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT D
(Exact Name of Registrant)

TRANSAMERICA ADVISORS
LIFE INSURANCE COMPANY
(Name of Depositor)

4333 Edgewood Road, NE
Cedar Rapids, IA 52499-0001
(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code:
(800) 346-3677

Name and Address of Agent for Service:	Copy to:
Darin D. Smith 4333 Edgewood Road, NE Cedar Rapids, IA 52499-0001	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

It is proposed that this filing will become effective (check appropriate space):

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☑	on December 6, 2010 pursuant to paragraph (b) of Rule 485

      (date)

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on pursuant to paragraph (a)(1) of Rule 485
      (date)

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of securities being registered:
Units of interest in a separate account under flexible premium individual deferred variable annuity contracts.

This filing is solely for the purpose of delaying the post-effective date of the prior post-effective amendment filed on September 30, 2010. Parts A, B and C, and any exhibits, of the prior filing (Post-Effective Amendment No. 11 to Form N-4, File No. 333-91098) are incorporated by reference.

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that this Amendment to the Registration Statement meets the requirements for effectiveness pursuant to paragraph (b) of Securities Act Rule 485 and has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 22nd day of November, 2010.

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT D MERRILL LYNCH LIFE INSURANCE COMPANY Depositor * ____________________________ Lon J. Olejniczak President and Director

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures	Title	Date

* Lon J. Olejniczak	Director and President	, 2010

* Robert R. Frederick	Director and Senior Vice President	, 2010

* John T. Mallett	Director and Vice President	, 2010

* Eric J. Martin	Director, Vice President, Corporate Controller, Chief Financial Officer and Treasurer	, 2010

/s/Darin D. Smith Darin D. Smith	Vice President and Assistant Secretary	November 22, 2010
*By: Darin D. Smith — Attorney-in-Fact pursuant to Powers of Attorney filed herewith.